PROSPECTUS SUPPLEMENT               FILED PURSUANT TO RULES 424(B)(3) AND 424(C)
                                                          SEC FILE NO. 333-61191

                                             PROSPECTUS SUPPLEMENT TO PROSPECTUS
                                                          DATED DECEMBER 4, 1998

                          THE DERBY CYCLE CORPORATION

                             LYON INVESTMENTS B.V.

  The Derby Cycle Corporation (the "Company") and Lyon Investments B.V. (together, the "Issuers") have prepared this Prospectus Supplement to update certain information included in the Issuers' Prospectus dated December 4, 1998 with respect to its offer to exchange $1,000 principal amount of each of their $100,000,000 10% Senior Notes due 2008 and DM1,000 principal amount of each of their DM110,000,000 9 3/8% Senior Notes due 2008, each of which have been registered under the Securities Act of 1933, as amended, pursuant to a Registration Statement of which this Prospectus Supplement is a part, for each $1,000 principal amount of their outstanding $100,000,000 10% Senior Notes due 2008 and each DM1,000 of their outstanding DM110,000,000 9 3/8% Senior Notes due 2008, respectively.

  On December 8, 1998, the Company entered into an asset purchase agreement to acquire certain assets for approximately $23 million in cash and the assumption of approximately $22 million in liabilities from three companies engaged in the bicycle, bicycle parts and accessories and fitness equipment distribution business. The companies, which are affiliated with one another, are Diamond Back International Company Limited, a private British Virgin Islands company ("Diamond Back"), Western States Import Company Inc., a Delaware corporation ("Western States") and Bejka Trading A.B., a private Swedish company ("Bejka"). Western States and Bejka had worldwide revenues of approximately $69.9 million and $4.1 million, respectively, for their 1997 fiscal years. Diamond Back is essentially a holding company for the group's intellectual property and does not generate material revenues.

  Western States and Bejka agreed to sell to the Company substantially all of their respective assets and certain specified liabilities. Diamond Back is selling certain intellectual property, primarily trademarks and patents, to the Company. The assets to be sold by Diamond Back and Western States include 36 distribution agreements for the distribution of bicycles under the Diamond Back name and other trademarks, giving the Company effectively world wide distribution rights under such trademarks.

  The acquisition is conditioned upon Hart-Scott-Rodino filing and a Swedish Competition Authority Notification, among other things. The Company intends to finance the acquisition through a combination of the issuance of new equity securities to existing stockholders and the issuance of new non cash-pay debt and/or equity securities to an outside third party.

         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 10, 1998.